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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

September 9, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Larry Greene, Division of Investment Management

Re:          The Thai Fund, Inc. (the “Fund”)

 (File No. 333-141053 and 811-05348)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s Schedule TO-I, filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.  The Fund has considered your comments and has authorized us to make responses and acknowledgements discussed below relating to the Fund’s Schedule TO-I on its behalf.  Below, we describe any necessary changes to be made to future Schedule TO-Is in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as a correspondence.

Comment 2.	Please confirm that the “Offer for Cash” section complies with the font size requirements of Rule 420 under the Securities Act of 1933.

Response 2. The font size complies with the requirements of Rule 420.

Comment 3.

Please add a cross reference to the Item 13 factors pursuant to which the Fund may choose to not purchase any Shares to the disclosure in the Summary Term sheet regarding the results of the tender offer being oversubscribed.

Response 3. The disclosure will be revised as appropriate for future tender offers.

Comment 4.

With respect to the disclosure under the Summary Term Sheet, “Properly tendered Shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by acceptance to Computershare which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund,” please clarify what is meant by “up to the number tendered for.”

Response 4. This disclosure refers to the maximum size of the tender offer (i.e., up to 2,264,413 Shares or approximately 15% of the Fund’s outstanding Shares).

Comment 5.	Please confirm that the Fund will comply with the prompt payment requirements under Rule 13e-4.

Response 5. We confirm that the Fund will make payments for the tender offer in accordance with Rule 13e-4(f)(5) to the extent not otherwise inconsistent with applicable law.

Comment 6.	Please revise the disclosure with respect to Item 13(e) on page 15 to take into account current conflicts in the Middle East and other areas.

Response 6.          Item 13(e) states in part that the “Fund shall not be required to accept for payment or pay for any shares, may postpone the acceptance of payment of, or payment for, tendered Shares, and may in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if … there is any… commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country in which the Fund invests or which is material to the Fund.” The Directors will consider from time to time, as necessary and appropriate, whether any armed conflict, including with respect to the Middle East, in which the United States or any foreign country in which the Fund invests or which is material to the Fund is presently engaged is material to the Fund. In the absence of such a finding of materiality, the Fund does not anticipate cancelling, amending or postponing the acceptance of tenders due to armed conflicts in which the United States is presently engaged and, accordingly, we do not believe that additional disclosure is required.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0452 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss